                                               Filed by Chordiant Software, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                           Subject Company: Prime Response, Inc.
                                                   Commission File No. 000-28873

                              SLIDE PRESENTATION
                           Chordiant Software, Inc.
                                DONALD MORRISON
         Executive Vice President, Marketing and Business Development

                                January 8, 2001

                                   SLIDE ONE

                                                              Chordiant Software
                                                                             and
                                                                   PrimeResponse

                        Unified CRM for Extreme Demands

         [Chordiant logo]                        [PrimeResponse logo]


                                   SLIDE TWO

                                                                       Chordiant
                                                               And PrimeResponse
                                                                          Merger
          [Chordiant logo]        [PrimeResponse logo]


                                  SLIDE THREE

                                  Safe Harbor

Information in this presentation may include historical information and forward-looking statements that involve risks and uncertainties. The company's actual results could differ materially from the results and projections discussed here. Factors that could cause or contribute to such differences include those discussed in the Chordiant's February 15, 2000 prospectus relating to its initial public offering of Common Stock or in Prime Response's March 2,
     2000 prospectus relating to its initial public offering of Common Stock.

                                  SLIDE FOUR

                                    Agenda

-  Chordiant Business
-  PrimeResponse Business
-  Today's Announcement

                                       1.

     -  Highlights
     -  Customers
     -  Offerings
     -  Benefits

                                  SLIDE FIVE

                              Chordiant Business

[box]
                  The Unified CRM Infrastructure Solution and
                      leading Relationship Marketing for
                             extreme requirements
                     in the business to individual market.

[box]

                    Extreme CRM is for businesses that have
                 the most demanding customer relationships in
                terms of volume, complexity & personalization.

                                   SLIDE SIX

                              Chordiant Business

-    The CRM solution for extreme customer demands
-    232+ employees worldwide (86 EMEA/146 NA)
-    Publicly traded on NASDAQ
-    Recent Announcements:
     -    MetLife enterprise license,
     -    BroadVision and ILOG partnerships
     -    Thomas Cook (customer success)
-    September 30 Period
     -    $9.7 million revenue
     -    EPS exceeded target at $.14 loss
     -    $66.5 million cash balance
     -    Completed White Spider Acquisition
     -    Deferred revenue at $24.0 million

                                  SLIDE SEVEN

                              Chordiant Business

-    Business to individual market focus
     -    Financial Services - banking, credit, insurance
     -    Telecommunications,
     -    Concierge Services for Travel/Leisure
-    Chordiant Unified CRM Solution
     -    Intelligent Customer Interaction Management
     -    Unified Solutions - Service, Knowledge
          Management and Self-serve
     -    Unified CRM Infrastructure
          -   Single view of customer
          -   Integrated communications channels
          -   Workflow and Rules driven Business Services
          - Real-time, multiple-source data access and persistence model

                                  SLIDE EIGHT

                            Quarterly Net Revenues

                               Actual vs. Street

 [Bar graph of actual versus street net revenues by quarter, by thousands of dollars.]

$ Thousands


       10,000
                                                                           [Bar graph
        7,500                                [Bar graph                    column with    [Bar graph
               [Bar graph     [Bar graph     column with    [Bar graph     "9,700" on     column with
        5,000  column with    column with    "7,396" on     column with    top of         "8,600" on
               "5,014" on     "4,700" on     top of         "6,200" on     shaded         top of
        2,500  top of         top of         shaded         top of         column]        shaded
               shaded         shaded         column]        shaded                        column]
            0  column]        column]                       column]





                         Q1'00                        Q2'00                         Q3'00

September 30, 2000 Period    [small shaded box] Actual  [small shaded box]  Street


                                   SLIDE NINE

                            PrimeResponse Business

-    Leading Relationship Marketing company
     focused on B2C marketer
-    225 employees worldwide
-    Publicly traded on NASDAQ and EASDAQ
-    Proven Marketing Innovator

                                       2.

     - First to support multiple media channels in a single integrated marketing campaign
     - First to prove scalability to 100 million customers in a single marketing database
     - First to integrate Web, e-mail and wireless channels with traditional offline capabilities in one campaign management solution

                                   SLIDE TEN

                           Positioning and Benefits

-    A strong and formidable company
     -    Unified solution across the enterprise; a complete solution
     - A premier provider of customer acquisition, retention, relationship management and CRM infrastructure software for intelligent communications
- Positioning relative to e.piphany/octane, Siebel and Broadbase/rubic
- The leading Unified CRM infrastructure and customer centric applications for extreme customer requirements
- Leverage field organizations and partnerships for new, expanding revenue opportunities

                                 SLIDE ELEVEN

                           Positioning and Benefits

-    Integrates mktg. & service initiatives
     -    Single framework for integrating best of breed apps
-    Single application capability for
     management of the complete consumer
     lifecycle
     -    Broad solution across business-to-consumer vertical markets
- Unifies eService, eMarketing and eBusiness functionality for Real-time applications.
- Positioned for growth and capitalizing on market opportunities

                                 SLIDE TWELVE

                             Corporate Highlights

-    Combined 450-person organization
     -    Global corporate structure
     -    Strategic partnerships
-    Already partnering on select worldwide
     customers
-    Complementary products for existing
     and new customers
-    Proven global 1000 customer success
-    Significant competitive differentiation
     allows our customers to 'play to win'

                                       4.

                                SLIDE THIRTEEN

                              Financial Highlights

-    Combined revenues of $45.5 million (as of Sept. 30)
-    Financial Strength
     -    Strong balance sheet,
     -    High deferred revenue balance
     -    Conservative revenue recognition = high visibility
-    Accelerating license revenues
-    Balanced revenues international / domestic
-    Growing average selling prices (enterprise)
-    Proven Global 500 customer success

                                SLIDE FOURTEEN

                             Corporate Highlights

-    Combined 430 person organization
-    Complementary products for existing
     and new customers (already partnering
     on select worldwide customers)
-    Global Corporate structure, strategic
     partnerships
-    Evolution of Chordiant Unified Extreme
     CRM Solution
-    Significant competitive differentiation
     allows our customers to 'play to win'

                                 SLIDE FIFTEEN

                               Market Landscape

                                                          Strategic
                                                            [box]                     [horizontal line]
                                                     Unified CRM Solution
                                                       enterprise-wide
                                                  "If the potential customer          -  Chordiant
                                                    isn't organizationally            -  Internal Developed
                                                    ready for Unified CRM,            -  Multiple Systems
                                                 they use a point solution."             Loosely Integrated

                                                                                      [horizontal line]
[Arrow                   Tactical                 [Arrow pointing right and
 pointing                  [box]                         curving up]
 right             Low End Applications
 "Point            Offering by Function                     [box]
 Solutions"]                                            Department and
                     E-mail, web, help                   Mid - Range
                        desk, sales
                                                          "Packaged"
                                                      eCRM Applications

                [vertical line divides two        [vertical line divides two
                  columns of text below]            columns of text below]
                -  Kana         -  Onyx           -  Siebel       -  Ephipany
                -  eGain        -  Pivotal        -  Clarify      -  Quintas
                -  Brightware   -  Remedy         -  Vantive

                                 SLIDE SIXTEEN

                                       5.

[Frame of slide is a computer monitor labeled, "MARKETING MISSION CONTROL" at top center of page, graphic of speakers at bottom left and right sides of page, graphic of four computer monitor buttons at bottom left of page]

                          PrimeResponse Product Suite
                          ---------------------------

Prime@Vantage.com                          Internet              Prime@Vantage Optimizer
[horizontal line pointing to    [To the left, graphic of         [diagonal line pointing left
the right towards middle        computer labeled, "Web"; to      and downward towards large
column graphic of computer      the right, graphic of webpage    circle in middle column]
labeled, "Web"]                 labeled, "E-Mail"; below, in
                                the middle, graphic of the
                                back of an envelope with "@"
                                symbol pointing toward large
                                circle in center of middle
                                column]

[Graphic of light bulb above    ["Prime@Vantage Application      [Graphic of several people
three people sitting at         Server" in center of large       standing on platform labeled,
table labeled, "Marketers";     circle; three arrows pointing    "Consumers"; horizontal arrow
to the right, horizontal        clockwise outline the circle;    with two arrowheads, one
arrow pointing to the left      arrow on top labeled,            pointing toward graphic and
from graphic of laptop          "Create"; arrow on right         the other toward large circle
computer back to the graphic    labeled, "Execute"; arrow on     in middle column]
of the three people sitting     left labeled, "Refine"]
at table; second horizontal
arrow pointing from same
graphic of laptop computer
to the large circle in
center of middle column]

Prime@Vantage                             Traditional            [Circle labeled, "Real-time
[horizontal line pointing to                                     Decision Engine"; five arrows
the right towards middle        [To the left, graphic of         with two arrowheads each
column graphic of               television/newspapers/radio      pointing toward the circle;
television/newspapers/radio     labeled, "Mass"; in the          starting clockwise, one arrow
labeled, "Mass"]                middle, graphic of               is also pointing right and
                                telephone/stamped                upward to a circle labeled,
                                envelope/mailbox labeled,        "Web Server"; one arrow is
                                "Direct Mail"; to the right,     also pointing right and
                                graphic of cash register         downward to a circle labeled,
                                labeled, "Point-of-Sale"]        "Data Modeling"; one arrow is
                                                                 also pointing right and
                                                                 downward to a circle labeled,
                                                                 "Service"; one arrow is also
                                                                 pointing left and downward to
                                                                 a circle labeled, " Sales";
                                                                 and one arrow is also pointing
                                                                 left and upward toward the large
                                                                 circle in middle column]


                                       6.

Prime@Vantage Wireless                     Wireless
[horizontal line pointing to      [To the left, graphic of
 the right towards middle         handheld personal digital
 column graphic of handheld       assistant labeled, "Palm Top";
 personal digital assistant       to the right, graphic of two
 labeled, "Palm Top"]             mobile telephones labeled,
                                  "Mobile Phone"]

                                                            [PrimeResponse logo]

                                   Optimize

                                SLIDE SEVENTEEN

                                                                        Combined
                                                                   Customers and
                                                                        Partners

          [Chordiant logo]        [PrimeResponse logo]

                                SLIDE EIGHTEEN

                               Financial Services

[FirstUSA logo] [Lloyds TSB logo] [MetLife logo] [Thomas Cook logo]

[Sky logo] [Barclays Mercantile logo] [Standard Life logo] [UniCredito Italiano logo]

[AXA logo] [The Royal Bank of Scotland Group plc logo] [Deutsche Bank logo] [UBS logo]

[Alliance Leicester logo]      [DLJdirect logo] [E*Trade logo]

[Bank One logo] [CIBC logo] [Chase logo] [Republic logo]

          [Abbey National logo] [Quick & Reilly logo] [Wachovia logo]

[Credit Suisse Group logo] [Provident Bank logo] [Advance Bank logo] [BankWest logo]

[winterthur logo] [NatWest Group logo] [Principal Financial Group logo] [The Associates logo] [Allianz logo]

                                SLIDE NINETEEN

                               Telecommunications

[kpn logo] [TeleDanmark logo] [BT logo] [Telecom Eireann logo]

[max.mobil. logo] [e-plus logo] [AIS logo] [omnitel logo]

[Winfire logo] [T Mobil logo] [Cox Communications logo] [Eircom logo]

                                       7.

[Telenor logo] [Bouygues Telecom logo] [orange logo] [Telstra logo]

                                 SLIDE TWENTY

                           Retail, Transportation,
                                  Technology

[Boots logo] [CVS pharmacy logo] [accenture logo] [Network Solutions logo]

[1-800-flowers.com logo] [British Airways logo] [Texas Instruments logo]

[Priceline.com logo] [General Motors logo] [Informatique Fauriel logo]

[Yves Rocher logo] [Dreamcast logo] [OnStar logo] [Fiat logo] [Scottish Power logo]

[Mattel logo] [Edgars Stores Limited logo] [RAC logo] [Direct Line logo] [UPS logo]

[John Lewis Partnership logo] [Forte logo] [DHL Worldwide Express logo]

                               SLIDE TWENTY-ONE

                              Technology Partners

[Lucent Technologies logo] [Java logo] [Sun Microsystems logo] [Oracle logo]

[Marketing 1to1 Peppers and Rogers Group logo] [SAS e-Intelligence logo] [SPSS logo] [FairIsaac logo]

[NRC logo] [Aspect logo] [Genesys logo] [ILOG logo]

             [MarketSwitch logo]

[Cisco Systems logo] [Viador logo] [MPHASIS-BFL logo]

[MRM logo] [Hewlett Packard logo] [IBM logo] [Open Solutions Partner Sybase logo]

                                SLIDE TWENTY-TWO

                            Key Integration Partners

U.S. Partners [ellipses pointing
          toward box
          with logos]    [box]
                         [Accenture logo] [EDS logo] [ThoughtWorks logo]
                         [Infogain logo] [Caro logo] [Ultima logo] [CSC logo]
                                         [quaero logo]
                         [TATA Consultancy Services logo] [TATA logo] [IBM
                         Business Partner logo]

European Partners [ellipses pointing
               toward box
               with logos]  [box]

                                       8.

                         [logica logo] [CMG logo]
                         [IBM Business Partner logo] [Ultima logo] [ASE logo] [accenture logo] [EDS logo] [ecsoft logo]
                         [TATA Consultancy Services logo] [TATA logo] [Cap Gemini logo]

                               SLIDE TWENTY-THREE

                        Customer Relationship Lifecycle

3.  Interact & Transact         [Large circle labeled,           4.  Serve Customers
     To Fulfill                 "Customer" with six arrows       & Learn
                                pointing clockwise around
                                outline of circle; going
                                clockwise, one arrow each
                                labeled, "Transact," "Serve,"
                                "Retain," "Grow," "Target,"
                                and "Acquire"]

2.  Personalize Offer                                            5.  Proactively
  to Acquire                                                     Increase
                                                                 Frequency &
                                                                 Interaction

1.  Identify, Target                                             6.  Intelligent Offers by
     & Interact                                                  Portfolio for New
                                                                 Offerings



                                SLIDE TWENTY-FOUR

                    Extreme CRM for Real-time Multi-channel
                       eService, eMarketing and eBusiness

All Inbound     [Graphic of            [Curved arrow             Customers
Channels        envelope, computer,    pointing toward          Interaction
                newspapers,            right]
                television, radio,
                handheld personal      [Chordiant logo]
                digital assistant;
                mobile telephone,
                telephone, cash
                register and mailbox
                with envelope]

 [Graphic of    Suppliers                  Analytics        [Graphic of open     [Graphic of
 several        Customers              [in vertical text]   laptop computer      computer monitor
 people in      Employees                                   with group of        with "CRM" on
 business                                                   people, two          screen]
 attire]                                                    webpages, and
                                                            globe coming out
                                                            of screen]
All Outbound    [Graphic of                                                      [Graphic of
Channels        envelope, computer,                                              computer monitor
                newspapers,                                                      with "ERP/SCM" on
                television, radio,                                               screen]
                handheld personal
                digital assistant,                                               [Graphic of
                mobile telephone,                                                computer monitor
                telephone, cash                                                  with "LEGACY" on
                register and mailbox                                             screen]
                with envelope]

                                         [PrimeResponse     Campaigns,
                                              logo]         Warehouse

                                          [Curved arrow
                                            pointing
                                          toward left]

                                       9.

                               SLIDE TWENTY-FIVE

                                 Why Chordiant?

-  Multi-billion dollar market
-  Global Fortune 1000 customer
   success
-  Strong balance sheet
-  Conservative revenue recognition =
   visibility
-  Growing alliances and customer base
-  Expanding within verticals and
   existing customers

                               SLIDE TWENTY-SIX

                             Summary of Transaction

- Chordiant to merge with PrimeResponse for $0.60 exchange ratio (all stock transaction)
-  Expected closing Q2 2001
- Already integrating both companies' leading applications
- Chordiant Software, Inc. (CHRD), will be one of the most significant CRM software providers in the industry
   -  Leading CRM Infrastructure software and Relationship
      Marketing applications
   - Shared customers; strong market demand; strong business momentum

                               SLIDE TWENTY-SEVEN

                                                                 Chordiant
                                                                 Software

                        Unified CRM for Extreme Demands

      [Chordiant logo]                           [PrimeResponse logo]

                              SLIDE TWENTY-EIGHT

                                                                      Next Steps

                [Chordiant logo]          [PrimeResponse logo]

                                      10.